UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

BARE ESCENTUALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

067511105

(CUSIP Number)

COPY TO:

Sharlyn C. Heslam Berkshire Partners LLC 200 Clarendon St., 35th Floor Boston, MA 02116 (617) 227-0050	David C. Chapin Ropes & Gray LLP One International Place Boston, MA 02110 (617) 951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 067511105	Page 2 of 12

(1)	NAME OF REPORTING PERSON: Berkshire Fund V, Limited Partnership I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 04-3423237
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 6,300,566
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 6,300,566
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,300,566
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.85%[1]
(14)	TYPE OF REPORTING PERSON PN

[1]

Percentage calculations are based upon 92,019,902 issued and outstanding shares as of October 28, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2009.

SCHEDULE 13D

CUSIP No. 067511105	Page 3 of 12

(1)	NAME OF REPORTING PERSON: Berkshire Fund VI, Limited Partnership I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 04-3568357
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 6,856,860
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 6,856,860
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,856,860
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.45%[2]
(14)	TYPE OF REPORTING PERSON PN

[2]

Percentage calculations are based upon 92,019,902 issued and outstanding shares as of October 28, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2009.

SCHEDULE 13D

CUSIP No. 067511105	Page 4 of 12

(1)	NAME OF REPORTING PERSON: Berkshire Partners LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 04-2911958
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 489,164
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 489,164
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,164
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.53%[3]
(14)	TYPE OF REPORTING PERSON PN

[3]

Percentage calculations are based upon 92,019,902 issued and outstanding shares as of October 28, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2009.

SCHEDULE 13D

CUSIP No. 067511105	Page 5 of 12

(1)	NAME OF REPORTING PERSON: Berkshire Investors LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 04-3309729
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 703,833
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 703,833
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,833
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.76%[4]
(14)	TYPE OF REPORTING PERSON PN

[4]

Percentage calculations are based upon 92,019,902 issued and outstanding shares as of October 28, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2009.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Bare Escentuals, Inc. (the “Company” or the “Issuer”). The name and address of the principal executive offices of the Company are Bare Escentuals, Inc., 71 Stevenson Street, 22nd Floor, San Francisco, CA 94105.

Item 2.	Identity and Background

(a)	Name

This statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): (i) Berkshire Fund V, Limited Partnership, a Massachusetts limited partnership (“Fund V”); (ii) Berkshire Fund VI, Limited Partnership, a Massachusetts limited partnership (“Fund VI”); (iii) Berkshire Investors LLC, a Massachusetts limited liability company (“Berkshire Investors”); and (iv) Berkshire Partners LLC, a Massachusetts limited liability company (“Berkshire Partners”).

Fifth Berkshire Associates LLC, a Massachusetts limited liability company (“Fifth Berkshire”), is the general partner of Fund V. Sixth Berkshire Associates LLC, a Massachusetts limited liability company (“Sixth Berkshire”), is the general partner of Fund VI. The managing members of Fifth Berkshire are Bradley M. Bloom, Jane Brock-Wilson, Kevin T. Callaghan, Carl Ferenbach, Ross M. Jones, Richard K. Lubin, David R. Peeler and Robert J. Small (the “Fifth Berkshire Principals” and, together with Michael C. Ascione, Christopher J. Hadley and Lawrence S. Hamelsky, the “Berkshire Principals”). The Berkshire Principals are the managing members of Sixth Berkshire, Berkshire Investors and Berkshire Partners.

The Reporting Persons often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, these entities may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b)	Principal Business

The principal business of each of Fund V, Fund VI and Berkshire Investors is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of Fifth Berkshire is to act as general partner of Fund V and certain other affiliated funds. The principal business of Sixth Berkshire is to act as general partner of Fund VI and certain other affiliated funds. The principal occupations of each of the Berkshire Principals is Managing Director of Berkshire Partners. The principal business of Berkshire Partners is to act as investment advisor to its investment funds.

(c)	Principal Address

The following address is the business address for each of the Berkshire Principals and the address of the principal executive offices and principal business of Fund V, Fund VI, Berkshire Investors, Berkshire Partners, Fifth Berkshire and Sixth Berkshire: 200 Clarendon Street, 35th Floor, Boston, Massachusetts 02116.

(d and e) No Convictions or Proceedings

During the last five years, none of the Reporting Persons, Fifth Berkshire, Sixth Berkshire or the Berkshire Principals, nor any of their executive officers, directors, or partners, as applicable: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Each of Fund V, Fund VI, Berkshire Investors, Berkshire Partners, Fifth Berkshire, and Sixth Berkshire is organized under the laws of The Commonwealth of Massachusetts. Each of the Berkshire Principals is a citizen of the United States.

Item 3.	Source and Amount of Funds

The ultimate source of funds for the acquisition of the Common Stock by each of the Reporting Persons was capital contributions of the partners and members of such Reporting Persons.

The Stockholders Support Agreement (as defined below) was entered into by the Filing Persons to facilitate the transactions contemplated by the Merger Agreement described in Item 4. The Filing Persons did not receive additional consideration in connection with the execution and delivery of the Stockholders Support Agreement.

Item 4.	Purpose of Transaction

MERGER AGREEMENT

On January 14, 2010, Shiseido Company, Limited, a Japanese corporation (“Parent”), Blush Acquisition Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Purchaser has agreed to commence a tender offer (the “Offer”) to purchase the outstanding shares of Common Stock of the Company, at a price of $18.20 per share, net to the seller in cash without interest, and, following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company as the surviving corporation, all upon the terms and subject to the conditions set forth in the Merger Agreement. The description of the Merger Agreement in this Statement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

STOCKHOLDERS SUPPORT AGREEMENT

In connection with the Merger Agreement, on January 14, 2010, Parent, Purchaser and the Reporting Persons entered into a Stockholders Support Agreement (the “Stockholders Support Agreement”) relating to all shares of Common Stock beneficially owned by the Reporting Persons and over which they have the sole power to vote and sell, together with any other shares of Common Stock as to which the Reporting Persons have the sole power to vote that are acquired by the Reporting Persons during the term of the Stockholders Support Agreement (collectively, the “Shares”). Pursuant to the Stockholders Support Agreement, each of the Reporting Persons agreed, among other things (i) to tender or cause to be tendered in the Offer all Shares, (ii) not to withdraw, or cause to be withdrawn, such Shares prior to the termination of the Offer or the Stockholders Support Agreement and (iii) to vote (a) against any action, agreement (other than the Merger Agreement and the transactions contemplated thereby) or proposal that would result in a breach of any representation or warranty, covenant or other obligation of the Company under the Merger Agreement or that reasonably would be expected to result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled and (b) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement that are voted on by the stockholders of the Company. Each of the Reporting Persons also granted to Parent an irrevocable proxy with respect to the voting of the Shares solely in relation to those matters set forth, and in the manner described, in the preceding subsection (iii), upon the terms and subject to the conditions set forth in the Stockholders Support Agreement. Notwithstanding the foregoing sentence, the proxy granted to Parent shall be revoked automatically upon termination of the Stockholders Support Agreement.

Each of the Reporting Persons also agreed with Parent and Purchaser that it would not, directly or indirectly, through any officer, director, agent or otherwise, (i) solicit, initiate or knowingly facilitate or encourage the submission of, any Takeover Proposal (as defined in the Merger Agreement) or (ii) participate in any discussions or negotiations regarding, or furnish to any person, any information with respect to, or otherwise cooperate in any way with respect to, or assist or participate in, facilitate or knowingly facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, a Superior Proposal (as defined in the Merger Agreement); provided, however, that none of the foregoing obligations would prevent any equityholder of any Reporting Person, in his capacity as an officer or a director of the Company, from engaging in any activity permitted pursuant to Section 6.5 of the Merger Agreement. Each of the Reporting Persons also agreed with Parent that it would, and would direct its representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Takeover Proposal. In addition, each of the Reporting Persons has agreed to advise Parent promptly orally and in writing after the receipt by any Reporting Person or its representatives (in any capacity other than as a director of the Company) of (i) any Takeover Proposal or any request for information with respect to any Takeover Proposal, the material terms and conditions of such Takeover Proposal or request and the identity of the person making such Takeover Proposal or request and (ii) any changes in any such Takeover Proposal or request.

Each of the Reporting Persons further agreed that, except as contemplated by the Offer, the Merger Agreement or the Stockholders Support Agreement, it would not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, (ii) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares or (iv) take any action that would make any representation or warranty of such Reporting Person in the Stockholders Support Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling the Reporting Person from performing its obligations under the Stockholders Support Agreement.

The Stockholders Support Agreement and the obligations of the Reporting Parties thereunder shall terminate upon the earlier of the Effective Time (as defined in the Merger Agreement) and the termination of the Merger Agreement. In addition, each Reporting Person shall have the right to terminate the Stockholders Support Agreement immediately following (i) any decrease in the price per Share payable in the Offer, (ii) any change in form of consideration payable in the Offer, (iii) any reduction in the maximum number of Shares to be purchased in the Offer, (iv) any amendment to any term of the

Offer, (v) the imposition of any conditions to the Offer not set forth in Annex A to the Merger Agreement or (vi) any extension of the term of the Offer except as otherwise permitted by Section 1.1(a) of the Merger Agreement.

The description of the Stockholders Support Agreement in this Statement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Support Agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

The Stockholders Support Agreement is a condition precedent to the willingness of Parent and Purchaser to enter into the Merger Agreement and was entered into by the parties thereto in order to increase the likelihood of the consummation of the Offer and obtaining the approval of the Company’s stockholders to the extent required in order to consummate the Merger.

The transactions set forth in the Merger Agreement and the Stockholders Support Agreement constitute a plan for the disposition of the Common Stock held by the Reporting Persons.

Item 5.	Interest in Securities of Issuer.

(a) and (b)

The beneficial ownership of Common Stock by each person named in Item 2 above is as follows:

Fund V directly holds 6,300,566 shares of Common Stock. Accordingly, Fund V has sole voting and dispositive power with respect to 6,300,566 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of Fund V, Fifth Berkshire may be deemed to beneficially own 6,300,566 shares of Common Stock held by Fund V. However, Fifth Berkshire disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that Fifth Berkshire is, for the purpose of Section 13(d)(3) of the Exchange Act, the beneficial owner of such shares held by Fund V.

Fund VI directly holds 6,856,860 shares of Common Stock. Accordingly, Fund VI has sole voting and dispositive power with respect to 6,856,860 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of Fund VI, Sixth Berkshire may be deemed to beneficially own 6,856,860 shares of Common Stock held by Fund VI. However, Sixth Berkshire disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that Sixth Berkshire is, for the purpose of Section 13(d)(3) of the Exchange Act, the beneficial owner of such shares held by Fund VI.

Berkshire Investors owns 703,833 shares of Common Stock. Accordingly, Berkshire Investors has sole voting and dispositive power with respect to 703,833 shares of Common Stock.

Berkshire Partners owns 489,164 shares of Common Stock. Accordingly, Berkshire Partners has sole voting power and dispositive power with respect to 489,164 shares of Common Stock.

By virtue of their positions as managing members of Fifth Berkshire, Sixth Berkshire, Berkshire Investors and Berkshire Partners, the Berkshire Principals (or the Fifth Berkshire Principals, in the case of Fifth Berkshire) may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund V, Fund VI, Berkshire Investors and Berkshire Partners. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by Fund V, Fund VI, Berkshire Investors or Berkshire Partners, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

Pursuant to the Company’s Quarterly Report on Form 10-Q for the period ended September 27, 2009, there were 92,019,902 shares of Common Stock issued and outstanding as of October 28, 2009. Accordingly, the shares of Common Stock beneficially owned by the Reporting Persons, in the aggregate, represent approximately 15.59% of the outstanding shares of Common Stock, which is broken out by Reporting Person as follows:

(i)	Fund V beneficially owns 6.85% of the Issuer’s Common Stock.

(ii)	Fund VI beneficially owns 7.45% of the Issuer’s Common Stock.

(iii)	Berkshire Investors beneficially owns 0.76% of the Issuer’s Common Stock.

(iv)	Berkshire Partners beneficially owns 0.53% of the Issuer’s Common Stock.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.

(c)    On August 4, 2009, Fund V, Fund VI and Berkshire Investors distributed a total of 4,000,000 shares of the Issuer’s Common Stock at a designated price per share of $7.966 pro-rata to the partners and members of Fund V, Fund VI and Berkshire Investors, of which 1,818,180 shares were directly held by Fund V, 1,978,712 shares were directly held by Fund VI, and 203,108 shares were directly held by Berkshire Investors. Additionally, Berkshire Partners received 175,398 shares of the Issuer’s Common Stock from a pro-rata distribution by Fund VI. No transactions in the securities of the Company were effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Berkshire Principals during the sixty (60) days preceding the date hereof.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Statement are incorporated herein by reference in their entirety.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 2.1	Agreement and Plan of Merger by and among Bare Escentuals, Inc., Shiseido Company, Limited and Blush Acquisition Corporation, dated as of January 14, 2010.

Exhibit 2.2	Stockholders Support Agreement by and among Shiseido Company, Limited, Blush Acquisition Corporation, Berkshire Fund V, Limited Partnership, Berkshire Fund VI, Limited Partnership, Berkshire Investors LLC and Berkshire Partners LLC, dated as of January 14, 2010.

Exhibit 99.1	Joint Filing Undertaking, dated as of January 15, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: January 15, 2010

BERKSHIRE FUND V, LIMITED PARTNERSHIP

By:	Fifth Berkshire Associates LLC, its General Partner

By:	/s/ Ross M. Jones
Name:	Ross M. Jones
Title:	Managing Director

BERKSHIRE FUND VI, LIMITED PARTNERSHIP

By:	Sixth Berkshire Associates LLC, its General Partner

By:	/s/ Ross M. Jones
Name:	Ross M. Jones
Title:	Managing Director

BERKSHIRE INVESTORS LLC

By:	/s/ Ross M. Jones
Name:	Ross M. Jones
Title:	Managing Director

BERKSHIRE PARTNERS LLC

By:	/s/ Ross M. Jones
Name:	Ross M. Jones
Title:	Managing Director